SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem reports free cash flow1 of R$1.8 billion in 1Q18, advancing 317% on 1Q17

1Q18 HIGHLIGHTS:

Braskem - Consolidated:

▶  EBITDA amounted to US$818 million, down 29 and 10% from 1Q17 and 4Q17, respectively, mainly due to the lower availability of products, explained by: (i) the scheduled shutdown of the cracker in Triunfo, Rio Grande do Sul; (ii) the interruption in power supply to the plants in Brazil’s Northeast in March; (iii) the incident involving the chlor-alkali plant in Maceió, Alagoas; and (iv) the lower supply of propylene to the PP plants in Brazil.

▶  Parent company net income came to R$1.1 billion, corresponding to R$1.32 per common share and class “A” preferred share2, down 42% from 1Q17 and up 173% from 4Q17.

▶  Financial leverage measured by the ratio of net debt to EBITDA in U.S. dollar stood at 1.98x.

▶  Free cash flow was R$1.8 billion, compared to R$423 million in 1Q17.

▶  In April, the Annual Shareholders' Meeting approved the distribution of additional dividends in the amount of R$1.5 billion, which added to the dividends of R$1 billion distributed in December 2017, bringing total dividends for fiscal year 2017 to R$2.5 billion, which corresponds to 61% of net income for the period.

▶  Standard & Poor's and Moody’s upgraded the Company’s credit outlook from negative to stable in March and April, respectively. In this scenario, the Company maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and above Brazil’s sovereign risk at the three main rating agencies.

▶  The recordable and lost-time injury frequency rate, considering both Team Members and Partners per million hours worked, stood at 1.02 in the quarter, which is 42% under the industry average globally3.

Main Financial Results	1Q18	4Q17	1Q17	Chg.	Chg.
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Revenue	13,029	12,628	12,600	3%	3%
EBITDA	2,652	2,952	3,607	-10%	-26%
Net Profit (Loss)*	1,054	386	1,808	173%	-42%
Free Cash Flow Generation**	1,765	(43)	423	-	317%
Net Revenue (US$ million)	4,018	3,929	4,009	2%	0%
EBITDA (US$ million)	818	911	1,147	-10%	-29%
* Net Profit (Loss) Attributable to Company's Shareholders

** Free Cash Flow Generation relates, according to Annex IV, to the Net Cash provided by operating activities excluding (i) the payment of the leniency agreement and (ii) the effects of reclassifications between the lines of Financial investments held for trading and Cash and Cash Equivalents; subtracted by the line of Cash used in Investing Activities.

1 Free Cash Flow, in accordance with Appendix IV, refers to: (i) Net Cash from Operating Activities less payments under the Leniency Agreement; (ii) the effects from reclassifications between the lines Financial Investments and Cash and Cash Equivalents; and (iii) less the line Cash Investment in Investing Activities.

2 In the case of the class “B" preferred shares, the amount is R$0.55 per share.

3 The average of the industry is 1.75, in accordance with the American Fuel & Petrochemical Manufacturers (AFPM).

Petrochemical Industry 1Q18:

▶  Spread of the main chemicals4 produced by Braskem: US$388/ton, down 20% from 1Q17, period with positive impacts from non-structural demand events combined with product lower supply in the global market, especially for butadiene and benzene. Compared to 4Q17, spreads were 13% higher due to unscheduled shutdowns in Europe.

▶  Average international spread of the resins5 produced by Braskem in Brazil: US$688/ton, 5% and 8% higher than in 1Q17 and 4Q17, respectively, explained by the unscheduled shutdowns in the United States caused by the severe winter, which benefitted PE prices, and by the more‑balanced global market for PP and PVC.

▶  Spread for PP in the United States6: US$617/ton, 8% and 1% higher than in 1Q17 and 4Q17, respectively, due to scheduled and unscheduled shutdowns in the region.

▶  Spread for PP in Europe7: US$471/ton, up 4% from 1Q17, due to the unscheduled shutdowns in Europe and the stronger demand due to seasonality. Compared to 4Q17, spreads fell 7%, due to higher propylene prices given the increase in oil prices in the period.

▶  Spread for PE in North America8: US$1,140/ton, 12% and 7% higher than in 1Q17 and 4Q17, respectively, explained by the tighter PE market in the United States, where recently inaugurated plants are still in the ramp-up phase, and by the unscheduled shutdowns due to low temperatures.

Petrochemical Spreads - IHS*	1Q18	4Q17	1Q17	Chg.	Chg.
US$/ton	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Chemicals Spread	388	344	482	13%	-20%

Resins Spread
Brazil	688	637	657	8%	5%
United States	617	610	573	1%	8%
Europe	471	509	453	-7%	4%
Mexico	1,140	1,069	1,018	7%	12%
* Source: IHS
**Difference between PE and ethane reference prices

Compliance:

▶  In keeping with its commitment to acting ethically, with integrity and transparency, the Company launched, in 2016, a comprehensive Compliance Program comprising various initiatives to improve its Compliance system. The main Compliance initiatives concluded in 1Q18 were:

▪  Drafting of directives: (i) Code of Conduct for Contractors (ii) Due Diligence for Suppliers ; (iii) Disciplinary Measures;

▪  Implementation of in loco audit (United States and Mexico);

▪  Hiring of a Compliance Officer at Cetrel; and

▪  Continuity in the anticorruption training program for all Members, members of the Compliance Committee and members of Braskem's Board of Directors.

Highlights by Segment:

4 Difference between the prices of key chemicals (15% ethylene, 10% propylene, 35% BTX, 10% butadiene, 5% cumene and 25% fuels, based on the capacity mix of Braskem’s industrial units in Brazil) and the price of naphtha – Source: IHS.

5 Difference between the price of resins based on the capacity mix of Braskem’s industrial units in Brazil and the price of naphtha – Source: IHS.

6 Difference between the U.S. polypropylene price and the U.S. propylene price.

7 Difference between the Europe polypropylene price and the Europe propylene price.

8 Difference between the U.S. polyethylene price and the U.S. ethane price.

Brazil:

▶  In 1Q18, the average cracker capacity utilization rate was 90%, down 5 p.p. from 1Q17 and 4Q17, due to the events mentioned above.

▶  Brazilian demand for resins (PE, PP and PVC) reached 1.3 million tons in 1Q18, growing 7% in relation to 1Q17, due to the stronger economic activity, especially in the packaging, automotive and retail industries. Compared to 4Q17, the 3% increase in demand is explained by seasonality.

▶  Braskem’s resin sales in the Brazilian market amounted to 886 kton in 1Q18, increasing 5% compared to 1Q17, in line with the growth of the overall market. Compared to 4Q17, sales volume in the Brazilian market decreased by 1%, explained by the lower availability of PVC following the incident involving the chlor-alkali plant in Alagoas. Braskem’s market share stood at 68% in 1Q18.

▶  In 1Q18, the Company exported 333 kton of resins, representing declines of 22% and 2% compared to 1Q17 and 4Q17, respectively, influenced by the stronger demand for resins in the Brazilian market and the lower availability of product .

▶  In the quarter, the units in Brazil posted EBITDA of R$1,463 million to account for 57% of the Company’s consolidated EBITDA from all segments.

United States and Europe:

▶  In 1Q18, the average capacity utilization rate stood at 92%, down 9 p.p. and 7 p.p. from 1Q17 and 4Q17, respectively, due to the unscheduled shutdown in the United States caused by the severe winter.

▶  The segment recorded EBITDA of US$176 million in 1Q18, or 21% of the Company’s consolidated EBITDA.

▶  Construction of the new PP plant in the United States reached 16% completion in 1Q18, with investments already realized of US$212 million.

Mexico:

▶  In 1Q18, the PE plants operated at an average capacity utilization of 85%, down 12 p.p. and 1 p.p, from 1Q17 and 4Q17, respectively.

▶  In the quarter, PE sales to the Mexican market amounted to 146 kton, up 17% and 1% from 1Q17 and 4Q17, respectively, to account for 72% of total sales.

▶  EBITDA from the Mexico unit stood at US$165 million in 1Q18.

1.   BRAZIL

Braskem’s results in Brazil9 are formed by the following segments: Basic Petrochemicals, Polyolefins & Vinyls.

BRAZIL	1Q18	4Q17	1Q17	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Financial Overview (R$ million)
Net Revenue	9,190	9,500	9,536	-3%	-4%
COGS	(7,589)	(7,243)	(7,029)	5%	8%
Gross Profit	1,601	2,257	2,507	-29%	-36%
Gross Margin	17%	24%	26%	-7 p.p.	-9%
SG&A	(522)	(618)	(483)	-15%	8%
Other Operating Income (Expenses)	(81)	(306)	(112)	-74%	-28%
Investment in Subsidiary and Associated Companies	0	11	12	-100%	-100%
Operating Profit	1,084	1,449	1,924	-25%	-44%
EBITDA	1,463	1,838	2,391	-20%	-39%
EBITDA Margin	16%	19%	25%	-3 p.p.	-9 p.p.
Net Revenue (US$ million)	2,833	2,925	3,034	-3%	-7%
EBITDA (US$ million)	451	566	761	-20%	-41%
O EBITDA de 2017 foi reapresentado pois o resultado operacional da Alemanha estava também sendo considerado no resultado do Brasil
2017 EBITDA was restated because the operating result from Germany was also considered in Brazil

1.1.  CHEMICALS10

9 Braskem’s result in Brazil corresponds to the sum of the results from the Chemicals, Polyolefins and Vinyls units less eliminations from the revenues and costs with transfers of products among these segments. In 2Q17, EBITDA from Brazil includes the capital gain from the divestment of quantiQ, of R$277 million, which is not allocated to any operating segment.

10 The Chemicals segment is formed by and operates four petrochemical complexes (Camaçari, Triunfo, São Paulo and Rio de Janeiro) producing olefins, aromatics and utilities. These units have total annual ethylene production capacity of 3,952 kton, of which approximately 78% is naphtha-based, 16% is gas-based and the remainder is ethanol-based. Of the total ethylene produced by the Chemicals Unit, approximately 80% is transferred for use by Braskem’s Polyolefins and Vinyls units. Total annual propylene production capacity is 1,585 kton, of which approximately 65% on average is transferred for use by the Company’s Polyolefins segment.

CHEMICALS	1Q18	4Q17	1Q17	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Operating Overview (ton)
Production
Ethylene	832,886	902,772	879,795	-8%	-5%
Utilization Rate*	90%	95%	95%	-5 p.p.	-5 p.p.
Propylene	322,313	360,984	365,233	-11%	-12%
Cumene	57,868	52,817	42,059	10%	38%
Butadiene	89,087	108,576	107,607	-18%	-17%
Gasoline	241,121	245,672	265,024	-2%	-9%
BTX**	188,376	233,094	251,029	-19%	-25%
Others	267,105	273,198	264,676	-2%	1%
Total	1,998,757	2,177,113	2,175,425	-8%	-8%

Sales - Brazilian Market (Main Chemicals***)
Ethylene	117,610	130,633	127,753	-10%	-8%
Propylene	83,882	94,647	85,226	-11%	-2%
Cumene	58,027	53,169	41,352	9%	40%
Butadiene	49,775	44,601	44,428	12%	12%
Gasoline	238,329	232,772	238,288	2%	0%
BTX**	160,114	171,645	152,650	-7%	5%
Total	707,738	727,467	689,697	-3%	3%

Exports (Main Chemicals***)
Ethylene	30,256	36,083	34,500	-16%	-12%
Propylene	-	4,601	7,828	-100%	-100%
Gasoline	18,540	14,258	27,567	30%	-33%
Butadiene	40,668	65,262	57,498	-38%	-29%
BTX**	28,421	80,618	105,402	-65%	-73%
Total	117,885	200,822	232,794	-41%	-49%

Financial Overview (R$ million)
Net Revenue	6,721	6,706	6,564	0%	2%
COGS	(5,816)	(5,450)	(5,216)	7%	11%
Gross Profit	905	1,256	1,347	-28%	-33%
Gross Margin	13%	19%	21%	-6 p.p.	8 p.p.
SG&A	(176)	(190)	(188)	-8%	-7%
Other Operating Income (Expenses)	(29)	(103)	(10)	-71%	194%
EBITDA	985	1,255	1,414	-22%	-30%
EBITDA Margin	15%	19%	22%	-4 p.p.	-7 p.p.
Net Revenue (US$ million)	2,072	2,065	2,088	0%	-1%
EBITDA (US$ million)	304	388	450	-22%	-32%
*It is considered 90 days of operation for 1Q17 and 1Q18 and 92 days for 4Q17
**BTX - Benzene, Toluene and Paraxylene

***In 2017, ethylene, propylene, cumene, gasoline, benzene, toluene and paraxylene accounted for approximately 80% of net revenue in the Chemicals segment, for which reason they are considered key chemical products.

International references (IHS):

Chemicals International References* (US$/ton)	1Q18	4Q17	1Q17	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Ethylene Europe	1,307	1,219	1,084	7%	21%
Butadiene USA	1,066	999	1,966	7%	-46%
Propylene Polymer Grade USA	1,168	1,080	1,040	8%	12%
Cumene USA	938	926	922	1%	2%
Benzene USA	936	892	927	5%	1%
Paraxylene Asia	998	931	930	7%	7%
Ortoxylene USA	878	827	871	6%	1%
Mixed Xylene USA	732	673	664	9%	10%
MTBE Europe	732	669	660	9%	11%
Gasoline USA	717	664	612	8%	17%
Toluene USA	740	677	659	9%	12%
Average Price** - Main Chemicals (1)	961	900	968	7%	-1%

Naphtha (2)	573	556	486	3%	18%
Ethane	188	185	173	1%	9%
Propane	446	499	372	-11%	20%
Average Price*** - Raw Material	550	537	466	3%	18%

Main Chemicals Spread - Naphtha (1-2)	388	344	482	13%	-20%
*Source: IHS (Spot Price)
**Ethylene (15%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Ortoxylene (2.5%), Mixed Xylene (2.5%), MTBE (5%), Gasoline (20%) and Toluene (5%)
***Naphtha (91%), Ethane (4.5%) and Propane (4.5%)

Capacity Utilization: the lower cracker capacity utilization rate compared to 1Q17 and 4Q17 is mainly explained by the scheduled shutdown of the cracker in Triunfo, Rio Grande do Sul and the interruption of industrial activities in the Northeast due to the blackout that affected the entire region in March.

Sales Volume – Brazilian Market: the higher sales volume of key chemicals to third parties compared to 1Q17 was influenced by the stronger sales of: (i) cumene to the phenol/ketone chain, whose leading company was undergoing a maintenance shutdown in the same period last year; and (ii) butadiene for the production of rubbers for the automotive industry. Compared to 4Q17, the decline was due to the lower availability of products for sale, as a result of the lower production volume.

Sales Volume – Export Market:  the decrease compared to 1Q17 and 4Q17 is explained by the lower availability of products for sale and the consequent prioritization of sales in the Brazilian market.

COGS11: the increase in COGS compared to 1Q17 and 4Q17 is explained by the higher price of key feedstocks:

▪  Average of the ARA naphtha price reference: accompanied the trend in the Brent oil price due to (i) the maintenance of the agreement to cut production among OPEC nations and other major producers; (ii) the lower-than-expected decline in oil stocks in the USA; and (iii) the geopolitical tensions in Iran.

▪  Average of the U.S. ethane price reference:  the higher exports of the product and the startup of new ethylene crackers in the USA.

SG&A Expenses12: corresponded to approximately 3% of the segment’s net revenue in the period.

EBITDA: in 1Q18, EBITDA from the Chemicals segment represented 62% of the consolidated EBITDA from all segments in Brazil and 39% of the consolidated EBITDA from all segments.

1.2.  POLYOLEFINS13

11 Cost of goods sold: the Chemicals segment uses naphtha, HLR (refinery gas), ethane and propane as the main feedstocks for its production of olefins and aromatics. Petrobras supplies 100% of the HLR and most of the ethane, propane and naphtha consumed by Braskem, with the remainder met by imports from various suppliers.

12 Selling, general and administrative expenses.

13 The Polyolefins segment is formed by 18 industrial plants in Brazil producing polyethylene (PE) and polypropylene (PP), which includes the production of Braskem’s Green PE from renewable feedstock. The industrial operations consist of the PE and PP plants located in the petrochemical complexes of Triunfo, Camaçari, São Paulo, Paulínia and Rio de Janeiro, which have combined annual production capacity of 3,055 kton of PE, with 200 kton of Green PE and 1,850 kton of PP. In 1Q17, the UTEC business, which previously was part of the Polyolefins segment, became part of the United States and Europe segment.

POLYOLEFINS	1Q18	4Q17	1Q17	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Operating Overview (ton)
Production
PE	692,230	697,318	672,078	-1%	3%
Utilization Rate*	92%	91%	91%	1 p.p.	1 p.p.
PP	411,426	426,753	437,272	-4%	-6%
Utilization Rate*	90%	92%	96%	-2 p.p.	-6 p.p.
Total	1,103,656	1,124,071	1,109,350	-2%	-1%

Sales - Brazilian Market
PE	481,176	455,557	420,438	6%	14%
PP	291,343	289,680	284,822	1%	2%
Market Share	73%	74%	73%	-1 p.p.	0 p.p.
Total	772,519	745,237	705,260	4%	10%

Exports
PE	210,073	213,903	240,530	-2%	-13%
PP	107,068	116,227	150,341	-8%	-29%
Total	317,140	330,130	390,871	-4%	-19%

Financial Overview (R$ million)
Net Revenue	5,271	4,984	4,845	6%	9%
COGS	(4,447)	(3,985)	(3,806)	12%	17%
Gross Profit	824	1,000	1,039	-18%	-21%
Gross Margin	16%	20%	21%	-4 p.p.	5 p.p.
SG&A	(307)	(346)	(331)	-11%	-7%
Other Operating Income (Expenses)	(25)	(75)	(37)	-66%	-32%
EBITDA	603	684	781	-12%	-23%
EBITDA Margin	11%	14%	16%	-3 p.p.	-5 p.p.
Net Revenue (US$ million)	1,625	1,536	1,540	6%	5%
EBITDA (US$ million)	186	212	249	-12%	-25%
*It is considered 90 days of operation for 1Q17 and 1Q18 and 92 days for 4Q17

International References (IHS):

Polyolefins International References* (US$/ton)	1Q18	4Q17	1Q17	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)

PE US	1,326	1,268	1,207	5%	10%
PP Asia	1,220	1,130	1,063	8%	15%
Average Price** - Polyolefins (2)	1,286	1,215	1,152	6%	12%

Naphtha	573	556	486	3%	18%
Ethane	188	185	173	1%	9%
Propane	446	499	372	-11%	20%
Average Price*** - Raw Material (2)	550	537	466	3%	18%

Average Spread Polyolefins (1-2)	736	679	686	8%	7%
*Source: IHS (Spot Price)
** PE USA (62%) and PP Asia (38%)
***Naphtha (91%), Ethane (4.5%) and Propane (4.5%)

Capacity Utilization: down in relation to other periods due to the lower supply of propylene by Petrobras due to scheduled and unscheduled shutdowns.

Brazilian Market: the estimated market for polyolefins (PE and PP) in 1Q18 reached 1,061 kton, up 9% from 1Q17. Compared to 4Q17, the estimated market for polyolefins expanded 6%, led by sales of PE to the packaging industry, especially for the consumer goods segment, reflecting the growth in consumer spending and the higher consumption of PP by the automotive industry.

Sales Volume - Brazilian Market: compared to 1Q17, sales volume in Brazil grew 10%, slightly outpacing the growth in Brazilian demand for polyolefins, with market share stable.

Sales Volume - Export Market: decrease due to the weaker demand for resins in the Brazilian market.

COGS14: influenced by higher feedstock prices and stronger sales volume.

SG&A Expenses: corresponded to 6% of the segment’s net revenue in the period.

EBITDA: in 1Q18, EBITDA from the Polyolefins segment represented 38% of the consolidated EBITDA from all segments in Brazil and 24% of the consolidated EBITDA from all segments.

1.3.  VINYLS15

VINYLS	1Q18	4Q17	1Q17	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Operating Overview (ton)
Production
PVC	104,751	157,329	158,347	-33%	-34%
Utilization Rate*	60%	88%	90%	-28 p.p.	-30 p.p.
Caustic Soda	21,506	109,899	101,637	-80%	-79%
Utilization Rate*	16%	81%	76%	-65 p.p.	-30 p.p.
Total	126,256	267,228	259,984	-53%	-51%
	0	0	0
Sales - Brazilian Market
PVC	113,897	147,210	139,017	-23%	-18%
Market Share	46%	56%	55%	-9 p.p.	-9 p.p.
Caustic Soda	81,081	96,163	105,956	-16%	-23%
Total	194,978	243,374	244,973	-20%	-20%
	0	0	0
Exports
PVC	2,574	8,452	27,198	-70%	-91%

Financial Overview (R$ million)
Net Revenue	657	810	808	-19%	-19%
COGS	(694)	(670)	(690)	4%	1%
Gross Profit	-37	140	118	-126%	-131%
Gross Margin	-6%	17%	15%	-23 p.p.	-21 p.p.
SG&A	(43)	(51)	(38)	-15%	13%
Other Operating Income (Expenses)	(11)	(94)	(18)	-88%	-35%
EBITDA	-3	73	149	-104%	-102%
EBITDA Margin	0%	9%	18%	-9 p.p.	-18 p.p.
Net Revenue (US$ million)	203	250	257	-19%	-21%
EBITDA (US$ million)	-1	22	47	-104%	-102%
*It is considered 90 days of operation for 1Q17 and 1Q18 and 92 days for 4Q17

14 Cost of goods sold: ethylene and propylene are the main feedstocks used to make PE and PP, respectively. For PE production, 100% of the ethylene used is supplied by the Chemicals Unit, as is 65% of the propylene used to make PP, with the remainder supplied by Petrobras.

15 The Vinyls segment is formed by the industrial and commercial operations of the PVC, Chlorine and Caustic Soda units, as well as other products such as hydrogen and sodium hypochlorite. The industrial operations include three PVC plants located in the petrochemical complexes in Camaçari and Alagoas and the two chlor-alkali plants located in the same two petrochemical complexes. The Company’s production capacity is 710 kta of PVC and 539 kta of caustic soda.

International References (IHS):

Vinyls International References* (US$/ton)	1Q18	4Q17	1Q17	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)

PVC Asia	908	883	923	3%	-2%
PVC Average Price (2)	908	883	923	3%	-2%

Asia Ethylene	1,160	1,133	1,087	2%	7%
Electric Energy**	68	63	54	8%	25%
Asia Caustic Soda	630	583	465	8%	35%
Average Price*** - Raw Material (2)	193	207	258	-7%	-25%

Vinyls Spread (1-2)	716	677	666	6%	7%
*Source: IHS (Spot Price)
**Eletric Energy =(Brent($/bbl)/1.725)*1.75
***(Ethylene Asia x 0.48)+ (Eletric Energy) - (Caustic Soda Asia x 0,685)

Capacity Utilization: down due to the incident at the chlor-alkali plant in Alagoas in January and to the blackout that affected the country’s Northeast, such events generated an EBITDA reduction of approximately US$50 million. In view of that, the scheduled shutdowns of the PVC plants planned for the second half of the year were anticipated for 1Q18.

Brazilian Market: contractions of 3% and 7% compared to 1Q17 and 4Q17, respectively, mainly due to the performance of the construction and infrastructure sectors.

Sales Volume – Brazilian Market and Exports: the contraction in the Brazilian market associated with the lower availability of Braskem’s PVC affected sales volume to both the domestic and export markets.

COGS16: despite the lower sales volume, COGS was affected by the higher feedstock prices in the international market.

SG&A Expenses: corresponded to 7% of the segment’s net revenue in the period.

16 Cost of goods sold: ethylene and salt are the main inputs used by the Vinyls segment to produce caustic soda, chlorine and PVC. The ethylene is 100% supplied by the Chemicals segment. In salt consumption, Braskem holds significant cost advantages over some competitors thanks to its low-cost extraction of sodium chloride (especially compared to sea salt) and low transportation costs, given its industrial unit’s proximity to the salt mine.

2.   UNITED STATES AND EUROPE17

USA and EUROPE	1Q18	4Q17	1Q17	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Operating Overview (ton)
Production
PP USA	358,277	404,976	371,917	-12%	-4%
Utilization Rate*	92%	102%	96%	-10 p.p.	-4 p.p.
PP EUR	141,169	140,929	153,949	0%	-8%
Utilization Rate*	92%	91%	115%	1 p.p.	-23 p.p.
Total	499,446	545,905	525,867	-9%	-5%
Utilization Rate	92%	99%	101%	-7 p.p.	-9 p.p.
Sales
PP USA	364,032	374,338	380,150	-3%	-4%
PP EUR	142,445	143,955	154,188	-1%	-8%
Total	506,477	518,293	534,338	-2%	-5%

Financial Overview (US$ million)
Net Revenue	824	822	771	0%	7%
COGS	(624)	(611)	(551)	2%	13%
Gross Profit	200	212	220	-6%	-9%
Gross Margin	24%	26%	29%	-2 p.p.	-5 p.p.
SG&A	(40)	(49)	(53)	-20%	-25%
Other Operating Income (Expenses)	(3)	(5)	2	-43%	-235%
EBITDA	176	175	188	0%	-7%
EBITDA Margin	21%	21%	24%	0 p.p.	-3 p.p.
Net Revenue (R$ million)	2,671	2,671	2,425	0%	10%
EBITDA (R$ million)	569	567	592	0%	-4%
*It is considered 90 days of operation for 1Q17 and 1Q18 and 92 days for 4Q17

International References (IHS):

United States and Europe International References* (US$/t	1Q18	4Q17	1Q17	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)

PP US	1,786	1,690	1,613	6%	11%
PP Europe	1,606	1,535	1,322	5%	21%
Average Price** - US and Europe (1)	1,734	1,646	1,530	5%	13%

Propylene Polymer Grade US	1,168	1,080	1,040	8%	12%
Propylene Polymer Grade Europe	1,134	1,025	870	11%	30%
Average Price*** - Raw Material (2)	1,159	1,065	991	9%	17%

PP US Spread	617	610	573	1%	8%
Europe PP Spread	471	509	453	-7%	4%
PP US and Europe - Average Spread (1-2)	576	581	539	-1%	7%
*Source: IHS (Spot Price)
**PP USA (72%) and PP Europe (28%)
**Propylene USA (72%) and Propylene Europe (28%)

Capacity Utilization: down compared to 1Q17 and 4Q17, due to: (i) the severe winter in North America, which led to unscheduled shutdowns in the region; and (ii) lower supply of propylene to the Schkopau plant in Europe.

Market: in the USA, higher prices compared to other regions and high levels of inventories at the start of the year led to weaker demand compared to 1Q17 and 4Q17. In Europe, the market grew in line with the region’s GDP.

Sales Volume: down compared to 1Q18 and 4Q17 due to the lower availability of products for sale.

17 The segment’s results are formed by six industrial units in the United States and two in Europe, with aggregate production capacity of 2,195 kta, with 1,570 kta in the United States and 625 kta in Europe.

COGS18: the increase in COGS compared to 1Q17 and 4Q17 is explained by the higher propylene price in the regions:

•         USA: shortage of the product due to unscheduled shutdowns caused by the severe winter storms that affected the Gulf Coast in January.

•         Europe: healthy demand and ethylene producers’ preference to use gas instead of naphtha as feedstock.

SG&A Expenses: represented approximately 5% of the segment’s net revenue in 1Q18.

EBITDA: in 1Q18, EBITDA from the United States and Europe segment represented 21% of the consolidated EBITDA from all segments.

3.   MEXICO (Braskem Idesa)19

MEXICO	1Q18	4Q17	1Q17	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Operating Overview (ton)
Production
PE	221,293	226,738	249,925	-2%	-11%
Utilization Rate*	85%	86%	97%	-1 p.p.	-12 p.p.

Sales
Mexican Market	145,623	144,207	124,248	1%	17%
Exports	57,982	86,534	139,881	-33%	-59%
Total	203,605	230,741	264,129	-12%	-23%

Financial Overview (US$ million)
Net Revenue	268	288	299	-7%	-10%
COGS	(147)	(159)	(161)	-8%	-9%
Gross Profit	121	129	138	-6%	-13%
Gross Margin	45%	45%	46%	0 p.p.	-1 p.p.
SG&A	(19)	(23)	(21)	-15%	-10%
Other Operating Income (Expenses)	9	5	2	78%	413%
EBITDA	165	174	171	-5%	-3%
EBITDA Margin	62%	60%	57%	2 p.p.	5 p.p.
Net Revenue (R$ million)	869	936	940	-7%	-8%
EBITDA (R$ million)	536	567	536	-5%	0%
*It is considered 90 days of operation for 1Q17 and 1Q18 and 92 days for 4Q17

International References (IHS):

Mexico International References* (US$/ton)	1Q18	4Q17	1Q17	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)

PE US (1)	1,328	1,255	1,191	6%	11%
Ethane US (2)	188	185	173	1%	9%
PE US - Spread (1-2)	1,140	1,069	1,018	7%	12%
*Source: IHS (Spot Price)

Capacity Utilization: down compared to 1Q17 and 4Q17 due to the lower ethane supply in the period.

Mexican Market: the estimated PE market in Mexico was 565 kton in 1Q18, up 3% from 1Q17, supported by the growth of the services sector and by the recovery of the industrial sector. Compared to 4Q17, the market advanced 8%, reflecting the pent-up demand in the previous quarter due to the expectation of lower resin prices with the startup of new PE capacities in early 2018 in the United States.

18 Cost of goods sold: the main feedstock used to make PP in the United States and Europe is propylene, which is supplied to the Company’s industrial units by various local producers.

19 The segment comprises an ethane-based cracker, two high-density polyethylene (HDPE) plants and one low-density polyethylene (LDPE) plant with combined PE production capacity of 1,050 kta. This unit includes the results of Braskem Idesa SAPI and of the other subsidiaries of Braskem S.A. in Mexico.

Sales Volume - Mexican Market: the higher sales volume of PE in 1Q18 compared to 1Q17 is explained by the efforts to prioritize the local market rather than exports. Compared to 4Q17, the increase in sales did not accompany the market’s growth due to higher import flows from the United States following the normalization of PE production in the region after the hurricane in 4Q17.

Export Volume: down compared to 1Q17 and 4Q17 due to the lower availability of products for sale and consequent efforts to prioritize sales to the Mexican market.

COGS20: the decrease compared to 1Q17 and 4Q17 is explained by the lower sales volume, which offset the increase in the ethane price reference in the USA.

SG&A Expenses: corresponded to 7% of the segment’s net revenue in 1Q18.

Other Income/Expenses, Net (OIE): In 1Q18, included income of US$13.8 million related to the delivery-or-pay established in the ethane supply agreement.

EBITDA: EBITDA from the Mexico unit stood at US$165 million in 1Q18.

CONSOLIDATED21

Financial Overview (R$ million) CONSOLIDATED 1Q18	Net Revenue	COGS	Gross Profit	SG&A	Minority Interest	Other Revenues and Expenses	Operating Profit	EBITDA
Brazil	9,190	(7,589)	1,601	(522)	0	(81)	1,084	1,463
U.S. and Europe	2,671	(2,024)	647	(129)	-	(9)	509	569
Mexico	869	(477)	392	(62)	-	30	360	536
Segments Total	12,731	(10,091)	2,640	(713)	0	(60)	1,953	2,568
Other Segments	70	(5)	65	(8)	-	-	57	59
Consolidated before eliminations	12,801	(10,096)	2,706	(721)	0	(60)	2,010	2,627
Eliminations and Reclassifications	227	(231)	(4)	6	-	(12)	(96)	24
Braskem Total	13,029	(10,327)	2,702	(715)	0	(72)	1,914	2,652

NET REVENUE

20 Cost of goods sold: for its ethane supply, Braskem Idesa has a 20-year agreement with the subsidiary of Petróleos Mexicanos (PEMEX), whose price is based on the USG ethane price reference. For its natural gas supply, Braskem Idesa has a supply contract with prices referenced to a basket of sources of natural gas in the U.S. South, especially the Henry Hub natural gas price reference.

21 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs from the transfers of products among these regions.

COST OF GOODS SOLD (COGS)

CONSOLIDATED COGS	1Q18	4Q17	1Q17	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)

COGS (US$ million)	(3,185)	(2,852)	(2,844)	12%	12%

International References* (US$/ton)
Naphtha	573	556	486	3%	18%
Ethane	188	185	173	1%	9%
Propane	446	499	372	-11%	20%
Propylene USA	1,168	1,080	1,040	8%	12%
Propylene Europe	1,134	1,025	870	11%	30%
*Source: IHS

SG&A EXPENSES

SG&A	1Q18	4Q17	1Q17	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Selling and distribution expenses	(368)	(374)	(346)	-2%	6%
General and Administrative Expenses	(309)	(440)	(311)	-30%	-1%
Expenses with Research and Technology	(39)	(56)	(34)	-31%	16%
Total	(715)	(870)	(691)	-18%	4%
% of Net Revenue	5%	7%	5%	2 p.p.	0 p.p.

In 1Q18, sales, general and administrative expenses increased compared to 1Q17 due to higher sales volume. Compared to 4Q17, SG&A expenses decreased due to lower expenses with consulting, audit, advertising and marketing services.

OTHER INCOME/EXPENSES, NET (OIE)

In 1Q18, the Company recorded other operating expenses of R$72 million, down 7% from 1Q17, due to the provision for revenue related to the delivery-or-pay under the ethane supply agreement in Mexico in the amount of R$45 million (US$13.8 million) in 3Q17. Compared to 4Q17, operating expenses decreased 76%, since the result in the previous quarter was adversely affected by: (i) higher provisioning for lawsuits and labor claims; (ii) provisioning for the recovery of environmental damages; and (iii) write-off of fixed and intangible assets, including ongoing investment projects and maintenance shutdowns.

EBITDA

NET FINANCIAL RESULT

Financial Result (R$ million)	1Q18	4Q17	1Q17	Chg.	Chg.
Consolidated	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Financial Expenses	(671)	(1,283)	(836)	-48%	-20%
Interest Expenses	(472)	(519)	(574)	-9%	-18%
Others	(199)	(763)	(262)	-74%	-24%

Financial Revenue	104	131	165	-21%	-37%
Interest	87	96	138	-9%	-37%
Others	17	36	27	-52%	-38%

Net Foreign Exchange Variation	80	(788)	285	-	-72%
Foreign Exchange Variation (Expense)	43	(1,151)	465	-104%	-91%
Foreign Exchange Variation (Revenue)	37	363	(180)	-90%	-121%

Net Financial Result	(487)	(1,939)	(385)	-75%	26%

Net Financial Result, w/out foreign exchange variation, net	(567)	(1,152)	(671)	-51%	-15%

Exchange variation Dollar - Real	3.32	3.31	3.17	0.5%	4.9%
Exchange variation Dollar - Mexican Peso	18.24	19.69	18.84	-7.3%	-3.1%

  Financial expenses decreased compared to 4Q17, due to the prepayment of derivative operations in the amount of R$810 million, which affected financial expenses by R$471 million in 4Q17.
  Financial expenses, which were affected by the reduction in the basic interest rate in Brazil, decreased 12% compared to 4Q17.
  Despite the negative effect of the depreciation of the Brazilian real against the US dollar in the period, net exchange variation was positively influenced by the appreciation of the Mexican peso against the US dollar on the outstanding balance of the Braskem Idesa loan with shareholders, which stood at to US$2,026 million.
    Hedge accounting of exports: transition in the amount of R$247 million in 1Q18;
    Hedge accounting Braskem Idesa: transition in the amount of R$47 million in 1Q18.

NET INCOME/LOSS

Net Profit (R$ million)	1Q18	4Q17	1Q17	Chg.	Chg.
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Profit (Loss)	1,151	313	1,914	268%	-40%
Attributable to
Company's shareholders	1,054	386	1,808	173%	-42%
Non-controlling interest in Braskem Idesa	97	(73)	107	-	-9%

Net Profit (Loss) per share
Common Shares	1.32	0.49	2.26	173%	-41%
Class 'A' Preferred Shares	1.32	0.49	2.26	173%	-41%
Class 'B' Preferred Shares	0.55	-	0.61	-	-9%

LIQUIDITY AND CAPITAL RESOURCES

Debt	mar/18		dec/17		mar/17		Chg.	Chg.
US$ million	(A)		(B)		(C)		(A)/(B)	(A)/(C)
Consolidated Gross Debt	9,568		10,087		10,526		-5%	-9%
in R$	423	4%	463	5%	1,566	15%	-9%	-73%
in US$	9,145	96%	9,623	95%	8,960	85%	-5%	2%
(-) Debt - Braskem Idesa	2,883		2,930		3,063		-2%	-6%
in US$	2,883	100%	2,930	100%	3,063	100%	-2%	-6%
(+) Leniency Agreement	420		492		811		-15%	-48%
in R$	353	84%	427	87%	710	88%	-17%	-50%
in US$	67	16%	66	13%	100	12%	2%	-33%
(=) Gross Debt (Ex-Braskem Idesa)	7,105		7,649		8,273		-7%	-14%
in R$	776	11%	890	12%	2,277	28%	-13%	-66%
in US$	6,329	89%	6,759	88%	5,997	72%	-6%	6%
(-) Cash and Cash Equivalents (Ex-Braskem Idesa)	1,499		1,618		2,230		-7%	-33%
in R$	1,042	70%	1,132	70%	1,147	51%	-8%	-9%
in US$	457	30%	486	30%	1,083	49%	-6%	-58%
(=) Net Debt (Ex-Braskem Idesa)	5,606		6,031		6,044		-7%	-7%
in R$	(266)	-5%	(242)	-4%	1,130	19%	10%	-124%
in US$	5,872	105%	6,273	104%	4,914	81%	-6%	20%

EBITDA (LTM)	2,826		3,153		3,337		-10%	-15%

Net Debt/EBITDA	1.98x		1.91x		1.81x		4%	10%

On March 31, 2018, the average debt term was approximately 17 years, while the average weighted cost of the Company’s debt was equivalent to exchange variation + 5.69%.

Braskem’s liquidity position of US$1,499 million is sufficient to cover the payment of all obligations maturing over the next 36 months.

Risk-rating agencies:

Braskem maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and credit ratings above Brazil’s sovereign risk, with a stable outlook at the three main rating agencies. The reports are available on the Investor Relations website (http://www.braskem-ri.com.br/home-en).

INVESTMENTS22

Investments	1T18				2018e
	R$ MM		US$ MM		R$ MM		US$ MM
Corporates (ex-Braskem Idesa)
Brazil	309	69%	95	69%	1,824	64%	556	64%
Operating	296	66%	91	66%	1,804	63%	550	63%
Strategic	13	3%	4	3%	20	1%	6	1%
USA and Europe	140	31%	43	31%	1,047	36%	320	36%
Operating	12	3%	4	3%	183	6%	56	6%
Strategic (i)	128	29%	40	29%	865	30%	264	30%
Total	449	100%	138	100%	2,872	100%	876	100%

Total
Operating	308	69%	95	69%	1,987	69%	606	69%
Strategic	141	31%	44	31%	885	31%	270	31%
Total	449	100%	138	100%	2,872	100%	876	100%
(i) Includes mainly the investment in the construction of the new PP plant in the US

Investments	1T18				2018e
	R$ MM		US$ MM		R$ MM		US$ MM
Non-Corporates (Braskem Idesa)
Mexico
Operating	1	100%	0	100%	137	100%	42	100%
Total	1		0		137		42

22 Considers operating investment, maintenance shutdowns and acquisitions of spare parts.

FREE CASH FLOW23

In 1Q18, Braskem recorded free cash flow of R$1,765 million, increasing R$1,342 million compared to 1Q17 and R$1,808 million compared to 4Q17, mainly due to the lower cash burn in the variation in operating working capital in the period, mainly due to:

▪  Accounts receivable: decrease in balance due to lower sales volume

▪  Inventories: lower feedstock inventories, due to the maintenance shutdown at the cracker in Triunfo, Rio Grande do Sul and to the lower volume of finished products, particularly PVC, chlor-alkali, PE and PP in the United States, which offset the higher price references

▪  Suppliers: increase in the price of key feedstocks

Exclusively compared to 4Q17, the higher cash generation also is explained by: (i) the lower interest expense, since the prior quarter was adversely affected by costs linked to debt prepayments following the bond issue; and (ii) lower investments, since 4Q17 was affected by the acquisition of an interest in Cetrel in the amount of R$608 million.

Free Cash Flow Generation	1Q18	4Q17	1Q17	Chg.	Chg.
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Cash provided by operating activities	1,801	1,330	569	35%	217%
(-) Cash used in Investing Activities	(403)	(1,330)	(275)	-70%	47%
(+) Leniency Agreement	268	-	297		-10%
(+) Reclassification of cash and cash equivalents	100	(42)	(167)	-	-160%
(=) Free Cash Flow Generation	1,765	(43)	423	-	317%

VALUE LEVERS

▶ New PP plant in the United States

At the end of 1Q18, Braskem already had invested US$212 million, related to expenditures with detailed engineering, which are 90% completed, and equipment purchases. The highlight in the quarter was the beginning of construction, which led the Company to reach 16% completion of the project. In addition, Linde Construction Manager started its management of EPC and the reactors were successfully delivered.

INDICATORS

23 Note that the cash flow analysis above does not consider the reclassification of “cash and cash equivalents” to “financial investments” related to financial investments in Brazilian federal government bonds (Brazilian floating-rate (SELIC) government bond - LFT) and floating-rate bonds (LFs) issued by financial institutions, whose original maturities exceed three months, with high liquidity and expected realization in the short term, in accordance with Note 4 to the Quarterly Financial Statements as of March 31, 2018. In the cash flow presented in Appendix IV, this is recorded as “financial investments” (includes LFTs and LFs), with the following effects from reclassifications: (i) reduction in the balance of financial investments of R$167 million in 1Q17; (ii) reduction in the balance of financial investments of R$42 million in 4Q17; and (iii) increase in the balance of financial investments of R$100 million in 1Q18.

Indicators	1Q18	4Q17	1Q17	Chg.	Chg.
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Operating
EBITDA	2,652	2,952	3,607	-10%	-26%
EBITDA Margin (%)	20%	23%	29%	-3 p.p.	-9 p.p.
SG&A/Net Revenue (%)	5%	7%	5%	-2 p.p.	0 p.p.

Financial*
Net Debt	18,633	19,951	19,149	-7%	-3%
Net Debt/EBITDA LTM (In BRL)	2.05x	1.99x	1.74x	3%	18%
Net Debt/EBITDA LTM (In USD)	1.98x	1.91x	1.81x	4%	10%
EBITDA/Interest Paid LTM	5.21	5.61	6.62	-7%	-21%

Company Valuation
Share Price (Final)	48.0	42.9	30.9	12%	56%
Shares Outstanding (Million)**	796	796	796	0%	0%
Market Cap	38,207	34,125	24,571	12%	55%
Net Debt	25,048	26,558	25,877	-6%	-3%
Braskem	18,633	19,951	19,149	-7%	-3%
Braskem Idesa (75%)***	6,415	6,607	6,728	-3%	-5%
Enterprise Value (EV)	63,256	60,684	50,449	4%	25%
EBITDA LTM	10,596	11,554	11,742	-8%	-10%
Braskem	9,078	10,045	10,974	-10%	-17%
Braskem Idesa (75%)	1,518	1,509	768	1%	98%
EV/EBITDA	6.0x	5.3x	4.3x	14%	39%

EPS	4.2x	5.1x	0.7x	-18%	481%

Dividend Yield (%)	3%	3%	8%	-11%	-68%

FCF Yield (%)****	10%	7%	11%	38%	-8%
*Does not consider net debt, EBITDA and interest paid of Braskem Idesa
**Does not consider shares held in treasury
***Considers US$133 million of market security given as collateral to cover Braskem's obligation related to the construction of a reserve account for Braskem Idesa's project finance
**** Does not consider: (i) leniency agreement paymen;t and (ii) reclassification of cash equivalents to financial investment held for trading

EXHIBITS LIST:

DISCLAIMER

This release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any liability for transactions or investment decisions based on the information contained in this document.

APPENDIX I

Consolidated Statement of Operations

APPENDIX II

Calculation of Consolidated EBITDA

(i)   Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)   Corresponds to results from equity investments in associated companies and joint ventures.

APPENDIX III

Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	mar/18 (A)	dec/17 (B)	Change (A)/(B)
Current	**18,109**	**19,138**	**-5%**
Suppliers	5,668	5,266	0
Financing*	578	1,185	-1
Braskem Idesa Financing*	9,583	9,691	0
Debentures	27	27	0
Derivatives operations	0	7	-1
Salary and Payroll Charges	374	631	0
Taxes Payable	963	1,261	0
Dividends	5	4	0
Advances from Customers	224	353	0
Leniency Agreement	264	257	0
Sundry Provisions	120	179	0
Accounts payable to related parties	0	0	n.a.
Other payables	302	277	0
Non Current	**27,364**	**28,513**	**-4%**
Suppliers	261	260	*0%*
Financing*	21,332	22,177	*-4%*
Debentures	282	286	*-2%*
Derivatives operations	6	0	*n.a.*
Taxes Payable	58	53	*10%*
Accounts payable to related parties	0	0	*n.a.*
Loan to non-controlling shareholders of Braskem Idesa	1,797	1,757	*2%*
Deferred Income Tax and Social Contribution	815	940	*-13%*
Post-employment Benefit	196	194	*1%*
Provision for losses on subsidiaries	0	0	*n.a.*
Advances from Customers	0	0	*n.a.*
Contingencies	1,113	1,093	*2%*
Leniency Agreement	1,131	1,372	*-18%*
Sundry Provisions	236	235	*0%*
Other payables	137	148	*-8%*
Shareholders' Equity	**7,336**	**5,690**	**29%**
Capital	8,043	8,043	*0%*
Capital Reserve	232	232	*0%*
Profit Reserves	3,946	3,946	*0%*
Equity Valuation Adjustments**	-5,244	-5,654	*-7%*
Treasury Shares	-50	-50	*0%*
Retained Earnings	1,061	0	*n.a.*
Company's Shareholders	**7,988**	**6,518**	**23%**
Non Controlling Interest on Braskem Idesa	-652	-828	*-21%*
Total Liabilities and Shareholders' Equity	**52,809**	**53,342**	**-1%**

* On the reporting date of the quarterly financial statements for the period ended March 31, 2018, Braskem was in unremedied default with the obligations typical of project finance. As a result, the entire balance of non-current liabilities, in the amount of R$8,784 million, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements). In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule. Furthermore, Braskem Idesa has been negotiating approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

** Includes the exchange variation of financial liabilities designated as hedge accounting.

EXHIBIT IV

Consolidated Cash Flow

Consolidated Cash Flow R$ million	1Q18 (A)	4Q17 (B)	1Q17 (C)	Change (A)/(B)	Change (A)/(C)
Profit (Loss) Before Income Tax and Social Contribution and the result of discontinued operations	**1,427**	**268**	**2,523**	**432%**	**-43%**
Adjust for Net Income Restatement					
Depreciation, Amortization and Depletion	740	760	702	-3%	5%
Equity Result	(0)	(11)	(12)	-100%	-100%
Interest, Monetary and Exchange Variation, Net	501	2,124	215	-76%	133%
Provision for losses and write-offs of long-lived assets	5	97	9	-95%	-51%
Cash Generation before Working Capital	**2,673**	**3,239**	**3,437**	**-17%**	**-22%**
Operating Working Capital Variation	**(134)**	**(1,068)**	**(2,544)**	-87%	-95%
Account Receivable from Clients	(43)	(493)	(604)	-91%	-93%
Inventories	184	(1,064)	(316)	-117%	-158%
Recoverable Taxes	747	214	206	250%	262%
Advanced Expenses	12	57	28	-79%	-56%
Other Account Receivables	(86)	9	4	-1037%	-2330%
Suppliers	354	32	(1,283)	994%	-128%
Taxes Payable	(675)	(209)	26	224%	-2728%
Advances from Customers	(129)	(11)	(31)	1044%	314%
Leniency Agreement	(268)	-	(297)	n.a.	-10%
Other Provisions	(38)	146	(13)	-126%	186%
Other Account Payables	(193)	251	(263)	-177%	-27%
Operating Cash Flow	**2,538**	**2,171**	**893**	**17%**	**184%**
Financial investments (includs LFT's and LF's	(103)	64	188	-262%	-155%
Operating Cash Flow and	**2,435**	**2,235**	**1,082**	**9%**	**125%**
Interest Paid	(453)	(661)	(472)	-32%	-4%
Income Tax and Social Contribution	(182)	(244)	(41)	-25%	344%
Net Cash provided by operating activities	**1,801**	**1,330**	**569**	**35%**	**217%**
Proceeds from the sale of fixed assets	1	38	0	-97%	271%
Proceeds from the capital reduction of investments	2	-	-	n.a.	n.a.
Additions to investment in subsidiaries	-	(608)	-	-100%	n.a.
Additions to Fixed and Intangible Assets	(404)	(758)	(273)	-47%	48%
Option Premium in the US dollar sale	(2)	(2)	(2)	-6%	-3%
Cash used in Investing Activities	**(403)**	**(1,330)**	**(275)**	**-70%**	**47%**
Short-Term and Long-Term Debt					
Obtained Borrowings	645	6,023	660	-89%	-2%
Payment of Borrowings	(2,207)	(5,471)	(886)	-60%	149%
Derivative Transactions- payment	-	(810)	-	-100%	n.a.
Braskem Idesa Debt					
Obtained Borrowings	-	-	-	n.a.	n.a.
Payment of Borrowings	(174)	(370)	(198)	-53%	-12%
Dividends	(0)	(999)	(0)	-100%	10%
Cash used in Financing Activities	**(1,735)**	**(1,626)**	**(424)**	**7%**	**309%**
Exchange variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(24)	(51)	46	-52%	-153%
Cash and Cash Equivalents Generation (Aplication)	**(362)**	**(1,677)**	**(85)**	**-78%**	**327%**
Represented by					
Cash and Cash Equivalents at The Beginning of The Period	3,775	5,452	6,702	-31%	-44%
Cash and Cash Equivalents at The End of The Period	3,413	3,775	6,617	-10%	-48%
Increase (Decrease) in Cash and Cash Equivalents	**(362)**	**(1,677)**	**(85)**	**-78%**	**327%**

EXHIBIT V

Statement of Operations – Deconsolidation Braskem Idesa

EXHIBIT VI

Balance Sheet – Deconsolidation Braskem Idesa

ASSETS (R$ million)	Consolidated Ex Braskem Idesa		Braskem Idesa Consolidated		Eliminations		Consolidated	
	mar/18	dec/17	mar/18	dec/17	mar/18	dec/17	mar/18	dec/17
Current	**15,629**	**16,771**	**1,544**	**1,370**	**(97)**	**(148)**	**17,076**	**17,992**
Cash and Cash Equivalents	2,974	3,480	439	295			3,413	3,775
Marketable Securities/Held for Trading	2,440	2,303					2,440	2,303
Accounts Receivable	2,812	2,809	607	621	(97)	(148)	3,322	3,281
Inventories	6,282	6,500	398	347			6,680	6,847
Recoverable Taxes	747	1,286	47	63			794	1,349
Other receivables	374	393	53	45			427	437
Non Current	**28,545**	**28,598**	**12,928**	**12,450**	**(5,739)**	**(5,699)**	**35,733**	**35,349**
Taxes Recoverable	1,013	1,024	0	0			1,014	1,024
Deferred Income Tax and Social Contribution	127	129	725	1,036			852	1,166
Related parties	5,050	5,052			(5,050)	(5,052)		
Other receivables	729	638	69	33			798	671
Property, Plant and Equipament	19,076	19,180	11,970	11,228	(690)	(647)	30,356	29,762
Intangible Assets	2,549	2,576	163	152			2,713	2,727
Total Assets	**44,174**	**45,369**	**14,472**	**13,819**	**(5,836)**	**(5,847)**	**52,809**	**53,342**

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Consolidated Ex Braskem Idesa		Braskem Idesa Consolidated		Eliminations		Consolidated	
	mar/18	dec/17	mar/18	dec/17	mar/18	dec/17	mar/18	dec/17
Current	**8,389**	**9,343**	**9,817**	**9,943**	**(97)**	**(148)**	**18,109**	**19,138**
Suppliers	5,618	5,254	147	160	(97)	(148)	5,668	5,266
Financing	578	1,185					578	1,185
Braskem Idesa Financing			9,583	9,691			9,583	9,691
Debentures	27	27					27	27
Operações com derivativos				7				7
Salary and Payroll Charges	359	610	15	21			374	631
Taxes Payable	949	1,248	14	13			963	1,261
Other payables	857	1,019	59	51			916	1,070
Non Current	**27,726**	**29,439**	**6,884**	**6,830**	**(7,246)**	**(7,756)**	**27,364**	**28,513**
Financing	21,332	22,177					21,332	22,177
Debenture	282	286						
Accounts payable to related parties			5,078	5,066	(5,078)	(5,066)		
Loan to non-controlling shareholders of Braskem Idesa			1,797	1,757			1,797	1,757
Provision for losses on subsidiaries	2,168	2,690			(2,168)	(2,690)		
Other payables	3,944	4,286	9	8			4,235	4,580
Shareholders' Equity	**8,059**	**6,587**	**(2,229)**	**(2,954)**	**1,506**	**2,057**	**7,336**	**5,690**
Attributable to Company's Shareholders	7,988	6,518	(2,229)	(2,954)	2,229	2,954	7,988	6,518
Non Controlling Interest on Braskem Idesa	70	69			(723)	(897)	(652)	(828)
Total Liabilities and Shareholders' Equity	**44,174**	**45,369**	**14,472**	**13,819**	**(5,836)**	**(5,847)**	**52,809**	**53,342**

EXHIBIT VII

Cash Flow – Deconsolidation Braskem Idesa

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.